UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is ElkCorp, a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 14911 Quorum Drive, Suite 600, Dallas, Texas 75254, (972) 851-0500.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $1.00 per share (the “Shares”), including the associated Series A Participating Preferred Stock purchase rights (the “Rights”) issued pursuant to a Rights Agreement, dated as of July 7, 1998, between the Company (formerly Elcor Corporation) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as amended on November 5, 2006, and December 18, 2006, and as may be further amended from time to time (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of Rights pursuant to the Rights Agreement.

As of January 5, 2007, there were 20,624,468 Shares issued and outstanding, 1,339,999 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options, 581,700 Shares subject to outstanding performance share awards, 66,007 Shares available for future awards under the Company’s equity incentive compensation plan and no shares of Preferred Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.elkcorp.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer.  This Statement relates to the tender offer by Building Materials Corporation of America, a Delaware corporation (“BMCA” or the “Offeror”), to purchase all of the outstanding Shares of the Company, including the associated Rights, at a price of $40.00 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated December 20, 2006 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, is referred to in this Statement as the “Tender Offer”.

The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror with the Securities and Exchange Commission (the “Commission”) on December 20, 2006, as amended on January 3, 2007 and January 8, 2007 (the “Schedule TO”). The Offer to Purchase states that the Offeror intends, as soon as practicable after consummation of the Tender Offer, to have the Company consummate a second step merger (the “Proposed Merger”) in which each then outstanding Share (other than Shares acquired by the Offeror in the Tender Offer) will be converted into the right to receive an amount per Share equal to the highest price per Share paid by the Offeror pursuant to the Tender Offer, without interest. According to the Offer to Purchase, the Tender Offer is subject to a number of conditions, which are listed below under Item 8(a). The Offeror filed the required Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) on November 6, 2006, and the relevant waiting period expired on December 6, 2006.

The Offer to Purchase states that the address of the principal executive office of the Offeror is 1361 Alps Road, Wayne, NJ 07470 and its telephone number is (201) 628-3000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(a)  Arrangements with Executive Officers and Directors of the Company.

1. Cash Consideration Payable Pursuant to the Tender Offer.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of January 5, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 460,753 Shares (excluding unvested options to purchase Shares and unvested shares of restricted stock). If the directors and executive officers were to tender all 460,753 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $18,430,120.00 in cash. As discussed below under Item 4(c), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Tender Offer.

In addition, if following completion of the Tender Offer, the Offeror were to own a majority of the Company’s outstanding Shares (a “Tender Offer Change of Control”), all unvested options to purchase Shares would vest automatically. As of January 5, 2007, the Company’s directors and executive officers held options to purchase 975,308 Shares in the aggregate, 181,776 of which were unvested, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share.

In addition, upon the Tender Offer Change of Control, each restricted Share, including each such Share held by directors and executive officers of the Company, will vest in full, and each performance share based on Shares, whether vested or unvested, including each such performance share held by executive officers, that is outstanding immediately prior to Tender Offer Change of Control will be deemed to be earned at the level set forth in the applicable plan and award agreement, and will become fully vested. As of January 5, 2007, the Company’s directors and executive officers held 114,306 unvested restricted Shares in the aggregate and 488,985 performance shares.

2. Cash Consideration Payable under the Terms of the Carlyle Merger Agreement.  Under the terms of the Carlyle Merger Agreement (as defined below under Item 8(b)), each option to purchase Shares granted under the employee and director stock plans of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Carlyle Merger (as defined below under Item 8(b)) will, upon completion of the Carlyle Merger, be cancelled and the holder of such option, including each director and executive officer, will receive an amount in cash equal to the product of (x) the excess, if any, of $38.00 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. As of January 5, 2007, the Company’s directors and executive officers held options to purchase 975,308 Shares in the aggregate, 793,532 of which were vested and exercisable as of that date, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share. Of the unvested options, all 181,776 would vest automatically upon a change of control of the Company.

Immediately prior to completion of the Carlyle Merger, each restricted Share, including each such Share held by directors and executive officers, will vest in full and be converted into the right to receive $38.00. In addition, upon completion of the Carlyle Merger, each performance share based on Shares, whether vested or unvested, including each such performance share held by executive officers, that is outstanding immediately prior to completion of the Carlyle Merger will be deemed to be earned at the level set forth in the applicable plan and award agreement, will become fully vested and will entitle the holder thereof to receive, upon completion of the Carlyle Merger, an amount in cash equal to $38.00 in respect of each Share earned with respect to the performance shares. However, in connection with the Carlyle Merger, Carlyle (as defined below under Item 8(b)) has permitted management to defer taxation on performance shares by electing to defer the receipt of such shares to a date after consummation of the Carlyle Merger that is specified in the deferral election form. From the completion of the Carlyle Merger to the date that such deferred amounts are ultimately settled, Carlyle has agreed that, subject to the executive officer’s execution of a subscription agreement, the deferred amounts may be invested in shares of Parent (as defined below under Item 8(b)). As of January 5, 2007, the Company’s directors and executive officers held 114,306 unvested restricted Shares in the aggregate that will vest automatically upon a change of control of the Company and will vest with respect to 488,985 performance shares automatically upon a change of control.

3. Other.  Except as described in this Statement and on pages 12 through 23 of the Company’s Proxy Statement, dated September 22, 2006, sent by the Company to its shareholders in connection with the 2006 Annual Meeting of Shareholders of the Company (the “2006 Proxy Statement”), filed as Exhibit (e)(1) to this Statement, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding, nor actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Offeror or its executive officers, directors or affiliates.

(b)  Arrangements with the Offeror.

Confidentiality Agreement.  On December 29, 2006, the Company entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”) with BMCA and BMCA’s affiliate Heyman Investment Associates Limited Partnership (“Heyman Investment”) in connection with BMCA’s consideration of a possible negotiated transaction with the Company. Pursuant to the Confidentiality Agreement, the Company agreed to provide to BMCA and Heyman Investment certain confidential information regarding the Company, and BMCA and Heyman Investment agreed to keep such information confidential (subject to certain exceptions, including disclosure to representatives who agree to be bound by the terms of the Confidentiality Agreement and as required by law) and to use such information solely for the purpose of evaluating a possible acquisition of the Company.

The Confidentiality Agreement includes customary standstill provisions restricting the ability of BMCA, Heyman Investment and their affiliates and representatives to acquire more than an additional 2% of the Company’s common stock or to propose or seek to acquire control of the Company or to take certain other actions with respect to the Company, in each case unless invited to do so by the Company. These provisions terminate six months from the date of the agreement, or earlier under some circumstances. However, these standstill provisions do not apply to the Tender Offer or any other offer or proposal that provides for per share consideration that is not less than $40.00 per share and otherwise is on terms not materially less favorable to the Company’s shareholders than the Tender Offer.

The foregoing summary of the Confidentiality Agreement does not comport to be complete and is qualified in its entirety by reference to Exhibit (e)(6), which is incorporated herein by reference.

The Offeror remains subject to the Company’s Rights Agreement (see Item 1 above and Item 8(c) below).

Item 4.	The Solicitation or Recommendation.

(a)  Position of the Special Committee and the Board; Negotiations with BMCA.

Position of the Special Committee and the Board.  After careful consideration by a committee of the Board composed of all of the Company’s independent, non-management directors (the “Special Committee”) and the Board, including a thorough review of the Tender Offer with their outside legal and financial advisors, the Special Committee and, on the recommendation of the Special Committee, the Board, have determined to recommend that the Company’s shareholders reject the Tender Offer and not tender their Shares in the Tender Offer. Messrs. Karol and Nowak abstained from the Board’s action, as they did with respect to approval of the Carlyle Merger.

The Special Committee and the Board believe that the Tender Offer is excessively conditional and potentially illusory. Further, the financing commitments that the Offeror has publicly filed in connection with the Tender Offer are not applicable to a tender offer acquisition structure. Rather, the financing commitments provide for a secured financing to be funded at the time of consummation of a “one-step” merger following a vote of the Company’s shareholders. Such commitments, on the terms provided, are excessively conditional even as applied to an acquisition of the Company which would be structured as a “one-step” merger. In addition, certain recent statements made by Messrs. Heyman and Tafaro during the course of the Offeror’s due diligence investigation of the Company raise questions as to whether the Offeror’s desire to consummate the Tender Offer, its acquisition price for the Company or the structure of such a transaction remain subject to the results of its due diligence investigations. In view of the foregoing, and particularly in light of the high degree of assurance that the Carlyle Merger (as defined below under Item 8(b)) will be consummated, the Special Committee and the Board are continuing to recommend the Carlyle Merger Agreement (as defined below under Item 8(b)) at this time.

Negotiations with BMCA.  In order to obtain the most attractive transaction for its shareholders, the Company is in active negotiations with Mr. Heyman and the Offeror, to develop a transaction which would merit recommendation as superior to the Carlyle Merger. To this end, the Company has been and is continuing to provide Mr. Heyman and the Offeror with access to the Company, including facilities, documents and personnel, for an extensive due diligence investigation (including access to the information provided to Carlyle and other bidders, as well as to additional information not previously made available to Carlyle or other bidders), and has commented upon and engaged in discussions and negotiations concerning forms of a merger agreement and revised financing commitments relating to a possible negotiated transaction between the Company and the Offeror.

The Special Committee and the Board reserve the right to revise the recommendation in the event that an acceptable agreement with the Offeror is reached, or if circumstances shall otherwise change. Any such change in the recommendation of the Special Committee or the Board will be communicated to shareholders as promptly as practicable in the event that such a determination were to be made. A letter communicating the Special Committee’s and the Board’s recommendation to holders of Shares and a press release relating to the recommendation to reject the Tender Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement and are incorporated herein by reference.

(b)(1)  Reasons for the Recommendation.

In reaching their respective determinations to recommend that the Company’s shareholders reject the Tender Offer, the Special Committee and the Board each considered numerous factors in consultation with their outside legal and financial advisors and the Company’s senior management, including but not limited to the following:

The Tender Offer is Excessively Conditional.  The Tender Offer is subject to numerous conditions, which are listed below under Item 8(a), the satisfaction of some of the most important of which are at the “sole discretion” of the Offeror. In addition, the Offeror has reserved the right to amend the Tender Offer at any time in its sole discretion. The conditions to the Tender Offer include, among others:

•	No Material Adverse Change Condition. The Offeror not becoming aware of any change, circumstance, event or effect that has or will have occurred (or any development that has or will have occurred involving prospective changes) that is materially adverse to the business, operations, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or could reasonably be expected to have, in the sole discretion of the Offeror, a material adverse effect on the Company or the value of the Shares or, assuming consummation of the Tender Offer or the Proposed Merger, on the Offeror or any of its affiliates (the “No Material Adverse Change Condition”).

•	No Negative Events Condition. There shall not have occurred and continue to exist certain negative events, including: a suspension of, or limitation on prices for, trading in securities on any national securities exchange or over-the-counter market in the United States; any extraordinary or material adverse changes in the price of the Shares, the financial markets or major share indices; commencement or material worsening of war or national or international crisis; and any change in the general political, market, economic or financial conditions in the United States or abroad that could have a “material effect on the business, financial condition or results of operations or prospects of the Company”.

•	Company Documents Condition. The Offeror not becoming aware: (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected, or that any material indebtedness of the Company or any of its subsidiaries shall become due, as a result of the Tender Offer or the Proposed Merger, (ii) of any covenant, term or condition in any of the instruments or agreements of the Company or any of its subsidiaries that, in the sole judgment of the Offeror, is or may be materially adverse to either the value of the Company or any of its subsidiaries or the value of the Shares to the Offeror or any other affiliate of the Offeror or the consummation of the Tender Offer or the Proposed Merger or (iii) that any filing with the Commission contained an untrue statement of a material fact or omitted to state a material fact.

•	No Competing Offers Condition. No tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any person, nor shall it have been publicly disclosed (or learned by the Offeror) that, among other things: any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares); any person, other than the Offeror or any of its affiliates, shall have made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company; or any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries (the “No Competing Offer Condition”).

•	Regulatory Approval Condition. All material approvals, permits, authorizations, favorable reviews or consents of governmental entities being obtained on terms satisfactory to the Offeror, in its sole discretion.

These conditions are broadly drafted, some are entirely inappropriate in any event (e.g., the No Competing Offer Condition) and some of the more important conditions provide the Offeror the sole discretion to make subjective determinations as to the occurrence of circumstances which would enable the Offeror not to consummate the Tender Offer. Further, the Offeror would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction of the Offeror or any affiliate of the Offeror. Thus, the conditions create substantial uncertainty as to whether the Offeror would be required to consummate the Tender Offer, and appear inappropriate and non-customary for a transaction in which the Offeror has received and is continuing to receive extensive non-public information from the Company.

The Financing Commitments are Inapplicable to a Tender Offer and are Excessively Conditional Even for a Merger Structure.  The Tender Offer is not conditioned upon the receipt of financing. However, if the Offeror fails to obtain its financing, it could amend, delay or fail to consummate the Tender Offer. Accordingly, the Offeror’s financing commitments are of significant interest to the Company. The Special Committee and the Board identified a number of issues raised by the Offeror’s proposed financing, including:

•	The financing commitments publicly filed by BMCA in connection with the Tender Offer contemplate a single-step merger structure, rather than a two-step tender-offer-followed-by-merger structure. The letter states that if the Offeror determines to proceed with a tender offer, the financing commitment would be applicable to such a transaction “with changes to the terms thereof as are customary for such transactions and mutually agreed.” It is unclear how the terms would be changed, and there is no assurance that the Offeror and its lender would, in fact, reach mutual agreement on the required changes.

•	The sale of senior secured notes, or the drawing down of a bridge financing, which form a significant portion of the financing (and the receipt of which is a condition to receipt of the remainder of the financing), cannot be completed for a period of at least 21 days after delivery of certain financial information to the banks, plus a “customary” period to market and sell the securities, which is inconsistent with the announced timing for completion of the Tender Offer.

•	The Offeror intends to refinance its own debt in connection with the Tender Offer, and the financing cannot be completed without either obtaining the consent of BMCA’s noteholders or satisfying several conditions to defease the debt, including a condition that there is no default under BMCA’s debt. If the noteholders do not consent and the conditions to defeasance are not satisfied, then the financing will not be available.

•	The financing is subject to conditions that are overly broad and meaningfully less protective of the borrower than is customary or desirable for acquisition financings of this type. For example, the financing is conditioned upon the lead arrangers and lenders receiving and being reasonably satisfied with certain pro forma and projected financial information concerning the Offeror and its subsidiaries (including the Company, after giving effect to the acquisition), even though this information is currently available and could be provided to the lenders now so that the condition could be removed. Other conditions include: certain debt of the Offeror and all debt of the Company must be paid in full at closing and all security interests and guarantees in connection therewith must be terminated (which, with respect to the Company’s senior notes, would require delivery of a redemption notice prior to closing and is not required under the Carlyle Merger Agreement), all material governmental, third-party and judicial approvals necessary for the Tender Offer and related transactions must be obtained, there must exist no litigation with respect to the Tender Offer or the financing that could result in a material adverse effect, the credit facilities must obtain a rating from Standard & Poor’s Ratings Services and Moody’s Investor’s Services by closing, and all representations and warranties in the definitive financing documentation must be true as of the closing. These conditions do not appear in, or are more limited in, the financing commitments related to the Carlyle Merger. In addition, although both Carlyle’s and the Offeror’s financing commitments are conditional on agreement with their lenders on execution of definitive documentation and perfection of liens securing their secured credit facilities, such conditions in Carlyle’s financing commitments contain material qualifications that increase the likelihood that the financing for the Carlyle Merger will be obtained.

Unclear Commitment from the Offeror to Complete the Tender Offer or Maintain the Offer Price.  The Tender Offer is not conditioned upon completion of due diligence. However, during meetings with the Company as part of the Offeror’s due diligence investigation of the Company, Mr. Heyman indicated that the Offeror would not be willing to amend the Tender Offer to make it less conditional until the Offeror had completed its due diligence investigations, and Mr. Tafaro stated that the Offeror required further diligence in order to make its decision and to determine value. These statements raise questions as to whether the Offeror’s desire to consummate the Tender Offer, its acquisition price for the Company or the structure of such a transaction remain subject to the results of its due diligence investigations. The Offeror’s due diligence investigations are ongoing, and it is possible that the Company’s concerns may be resolved or clarified in the near future, but as of the date of this Statement, there is no assurance that the Offeror will not seek to delay, amend or fail to consummate the Tender Offer or reduce the offer price based on the results of its due diligence investigations.

The Carlyle Merger is Highly Likely to be Completed.  The terms and conditions in the Carlyle Merger Agreement are substantially more specific and limited than those of the Tender Offer. For example, the definition of “Company Material Adverse Effect” in the Carlyle Merger Agreement is substantially more specific and limited than the scope of the No Material Adverse Change Condition, and the interpretation of this definition is not within the sole discretion of Carlyle. As a result, the Special Committee and the Board believe that there is a much higher degree of certainty that the Carlyle Merger will be completed than the Tender Offer.

The Special Committee and the Board also considered that in order for the Tender Offer to proceed, the Company would need to terminate the Carlyle Merger Agreement and pay Carlyle a termination fee of $29 million. In light of the conditionality of the Tender Offer and the other concerns described above and the high degree of the assurance of receiving the value offered by the Carlyle Merger, the Special Committee and the Board do not intend to recommend the Tender Offer or to terminate the Carlyle Merger Agreement so long as the Tender Offer fails to provide assurance that it would be completed on acceptable terms.

For the reasons described here, and above under “Position of the Special Committee and the Board”, the Special Committee and the Board recommend that the Company’s shareholders reject the Tender Offer and not tender their shares pursuant to the Tender Offer.

The foregoing discussion of the information and factors considered by the Special Committee and Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Special Committee and Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Tender Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee and Board may have given differing weights to different factors. Throughout their deliberations, the Special Committee and the Board consulted with their outside legal and financial advisors.

(b)(2)  Background

The Company continually reviews its strategic alternatives (including acquisitions by the Company), and from time to time has engaged in conversations with other industry participants and with investment bankers covering the building products industry. In July 2006, a company that has a division operating in the residential building products sector (“Participant 1”) and Mr. Thomas Karol, the Company’s chairman and chief executive officer, engaged in discussions initially concerning the possible sale of Participant 1’s building products division to the Company and later concerning a potential strategic combination of the Company and Participant 1. Intermittent preliminary discussions with Participant 1 continued over the next several weeks. In connection with these discussions, Mr. Karol worked with UBS Securities LLC (“UBS”) to prepare financial analyses of potential transactions between the Company and Participant 1. In mid-August, representatives of Carlyle, a global private investment firm, contacted Mr. Karol to indicate potential interest in acquiring the Company, possibly in connection with a contemporaneous acquisition by Carlyle of another industry participant. On August 15, Carlyle sent to the Company a letter outlining potential terms of an acquisition of the Company by Carlyle at an indicated price of $32.00 per share in cash, subject to due diligence and other conditions. On August 17, the Board met in Dallas to review the Company’s strategic alternatives, with UBS attending telephonically. At this meeting, the Board asked management and UBS to prepare a more detailed analysis of the Company’s strategic alternatives, and authorized management to continue discussions with Participant 1 concerning a stock-for-stock strategic transaction and to report back to the Board. The Board also determined to engage UBS to act as the Company’s financial advisor. After the Board meeting, the Company and Participant 1 entered into a confidentiality and standstill agreement and engaged in intermittent discussions.

On September 15, another company that operates in the residential roofing business (“Participant 2”) sent the Company a confidential preliminary proposal which contemplated an acquisition of the Company in a cash transaction at $37.00 per share. On September 18, Carlyle sent to the Company a letter reiterating its interest in a transaction at $32.00 per share in cash, and indicating a willingness to increase its valuation based on due diligence. On September 21, the Board met in Dallas, together with UBS and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), special outside legal advisor to the Company, to discuss the letters from Participant 2 and Carlyle and to review the Company’s strategic alternatives. Following presentations and discussion, and, in light of trends affecting the industry in which the Company participates and trends in the Company’s financial results, the Board determined to engage in a more extensive review of the Company’s strategic alternatives, including a possible merger or sale of the Company. In connection with this review, the Board instructed management and UBS to commence a non-public solicitation process to determine whether acquisition proposals higher than the $37.00 per share price indicated by Participant 2 could be obtained. Because the Board believed that leaks concerning this process could negatively affect the Company’s employees and the Company’s relationships with customers and suppliers, the Board instructed UBS to target only those potential acquirors deemed likely to have both the interest and ability to acquire the Company. Upon learning that the Company was commencing a formal process, Participant 1 indicated that it would participate only if the Company would work with Participant 1 on an exclusive basis, which the Company declined to do. The Board also established the Special Committee — consisting of all five of the Company’s independent, non-management directors — to oversee the process and to provide direction to management, UBS and Wachtell Lipton. Subsequent to this meeting, the Special Committee retained Citigroup Global Markets Inc. (“Citigroup”) as its financial advisor.

During the next several weeks, UBS contacted, on behalf of the Company, a number of strategic buyers (including Participant 2) and financial buyers (including Carlyle) deemed likely to have both the interest and ability to acquire the Company and taking into account the Board’s instruction to minimize the risk of leaks. Based on the advice of UBS, the Company did not contact BMCA and several other participants in the building materials industry because it was believed that these companies would either be uninterested, or unable to participate competitively for a variety of reasons, including, in the case of BMCA, the asbestos-related bankruptcy of its affiliate, G-I Holdings. Of the parties contacted, several executed confidentiality and standstill agreements and began conducting due diligence investigations of the Company. Participant 2 objected to a provision of the Company’s form of confidentiality and standstill agreement that would prohibit participants in the Company’s process from submitting further bids after a “winner” was chosen. It was the Company’s belief that such a provision was necessary to maximize the price obtained during the process by incentivizing the participants to make their highest and best offers during the process at a time when multiple parties were interested in acquiring the Company. After further discussions, Participant 2 executed a confidentiality and standstill agreement that included the previously disputed provision. During this period, the Board and Special Committee met periodically to monitor the status of the process.

On November 2, Robert B. Tafaro, the president and chief executive officer of BMCA, which is controlled and majority-owned by Samuel J. Heyman, contacted Mr. Karol to inform him that affiliates of Mr. Heyman had acquired in excess of 10% of the Company’s outstanding common stock and that BMCA would be interested in a business combination with the Company. Mr. Tafaro did not indicate any potential price range for such a transaction. On November 5, Mr. Karol, together with representatives of UBS and Wachtell Lipton, participated in a telephone call with Mr. Heyman, Mr. Tafaro and certain of their employees and outside legal counsel. During this call, Mr. Karol informed Messrs. Heyman and Tafaro that the Company was engaged in a confidential process that might lead to a sale of the Company and stated that Mr. Heyman’s and BMCA’s participation in the process would be welcomed. Mr. Karol offered to provide Mr. Heyman with access to the confidential materials being provided to other bidders, subject to execution of a confidentiality and standstill agreement in the same form executed by the other process participants. The following day, Mr. Tafaro sent a letter to Mr. Karol expressing a “strong interest” in a business combination with the Company at an all cash price to be negotiated, and stating that “we are willing, of course, to execute a customary confidentiality agreement.”

On November 6, the Company issued a press release announcing that the Company was engaged in a review of the Company’s strategic alternatives, which could include a possible merger or sale of the Company. The Company also announced that it had reduced the triggering threshold of its Rights Agreement to 10%, from 15% (with the proviso that any shareholder that beneficially owned 10% or more of the Company’s stock as of November 6 would not be deemed to have crossed the threshold unless or until such shareholder acquires beneficial ownership of additional shares of Company stock). The Company took this action in order to maintain control over the Company’s process, to limit BMCA’s advantage compared to other interested parties who had not purchased any shares and who had agreed to refrain from such purchases, and to reduce the risk that parties other than BMCA would be discouraged from participating in the process because of any further advantage BMCA might obtain by purchasing additional shares at less than the anticipated price of any potential sale or merger. That same day, BMCA issued a press release disclosing its interest in pursuing a business combination with the Company and, together with Mr. Heyman and certain affiliated entities, publicly filed an Ownership Statement on Schedule 13D disclosing Mr. Heyman’s and BMCA’s beneficial ownership of 10.36% of the common stock of the Company (as of November 1, 2006).

Over the next nine days, the Company, Wachtell Lipton and UBS discussed the confidentiality and standstill agreement with BMCA’s representatives. Mr. Heyman and BMCA expressed their unwillingness to sign an agreement in the same form that other participants had signed, objecting to certain of the standstill provisions and refusing to relinquish the right to submit bids after the conclusion of the process even if BMCA were not the high bidder. The Board strongly preferred including BMCA in the process but was not willing to grant preferential treatment to BMCA relative to any other participant. In this regard, the Board believed that the best possible result would be obtained for the Company’s shareholders by adhering to process rules that would incentivize all interested bidders to offer their respective highest and best offers during the process while multiple bidders were still involved. In determining not to make an exception for BMCA, the Board considered that BMCA would not be foreclosed from reconsidering its position and joining the process or from making a topping bid. The Board also considered that the Company had not granted similar accommodations to Participant 2, even though Participant 2 had made a written acquisition proposal at $37.00 per share.

On the evening of November 13, Mr. Karol, Richard A. Nowak, the Company’s president and chief operating officer, and David G. Sisler, the Company’s senior vice president and general counsel, and representatives of Wachtell Lipton and UBS met in Dallas with Messrs. Heyman and Tafaro and one of their employees. During this meeting, Mr. Heyman reiterated his and BMCA’s interest in acquiring the Company, and again expressed his unwillingness to agree to the standstill provisions of the confidentiality and standstill agreement. Mr. Heyman did not indicate any potential price range for a transaction. Mr. Karol suggested that Messrs. Heyman and Tafaro consider preempting the Company’s exploration process by making a proposal at a compelling price. Regarding the confidentiality and standstill agreement, Mr. Heyman stated that he and BMCA would be willing to proceed without access to non-public information. Mr. Heyman then stated that he would inform the Company of his proposed acquisition price within 48 hours, and then would give the Company the following “choice”: after receiving BMCA’s price, the Company could then decide either to allow BMCA to execute a confidentiality and standstill agreement in the form required by Mr. Heyman or, if the Company still remained unwilling to enter into a confidentiality and standstill agreement in the form required by Mr. Heyman, BMCA would proceed without confidential information.

However, rather than providing the Company with a proposed price, on November 15, BMCA publicly disclosed and shortly thereafter submitted to Mr. Karol and the Company’s Board, a letter stating that BMCA was prepared to enter into a merger agreement with the Company at a price of $35.00 cash per share. In the letter, BMCA objected to their exclusion from the ongoing sale process because of the Company’s insistence that BMCA agree to what it regarded as “onerous” standstill provisions. On November 16, the Company issued the following statement regarding BMCA’s announcement:

“The Board is firmly committed to a fair process that will yield the best result for all shareholders and the Company, and will evaluate and consider BMCA’s proposal in the context of the overall process and all other proposals received.

“Regarding BMCA’s unwillingness to execute a customary confidentiality and standstill agreement, several parties have already signed our form agreement and are actively participating in our process, including by submitting indications of interest. We have simply requested that BMCA do likewise and participate on a fair and even basis with other interested parties. A number of the assertions in BMCA’s letter are simply incorrect. Among other things, BMCA indicated no willingness to compromise on the terms of the agreement, insisting instead on preferential treatment not justified by their offer.

“We continue to invite BMCA’s participation in our process on a basis that enhances rather than reduces the likelihood of achieving the best possible result for our shareholders.”

Over the next several days, Wachtell Lipton and UBS continued to discuss the terms of the confidentiality and standstill agreement with BMCA’s counsel, including offering significant accommodations that the Board and the Special Committee believed would not undermine the goal of maximizing value for shareholders while providing BMCA and its affiliates assurance that the exploration process was bona fide. Thus, the Company’s representatives offered to free BMCA and its affiliates from all standstill restrictions in the event that the Company were to terminate its exploration of strategic alternatives without entering into any transaction. Nevertheless, BMCA remained unwilling to enter into an acceptable confidentiality and standstill agreement.

Over the next several weeks, participants in the Company’s process continued to conduct due diligence. On December 11, the deadline for submission of final bids, Carlyle submitted a proposal of $37.00 per share in cash and Participant 2 submitted a proposal of $37.25 per share in cash. The Carlyle proposal permitted the Company to continue to pay regular quarterly dividends of up to $0.05 per share per quarter, narrowing the value difference between the bids. In addition, the form of merger agreement submitted by Carlyle contained substantially fewer contingencies and posed substantially less risk of non-consummation than the form of merger agreement submitted by Participant 2. Carlyle’s bid contemplated that certain members of the Company’s current management would invest in, and agree to continue employment with, the Company following an acquisition by Carlyle. However, no specific terms were proposed. Also on December 11, Mr. Tafaro sent Mr. Karol a letter reporting that BMCA had obtained financing commitments for its $35.00 per share acquisition proposal and that the antitrust waiting period for its proposed acquisition had expired, and expressing an interest in negotiating a merger agreement.

Later on December 11, Mr. Tafaro contacted Mr. Karol, and, on December 12, a representative of BMCA contacted a representative of UBS. In each case, BMCA’s representative was informed that the Board would be informed of BMCA’s proposal.

On Wednesday, December 13, the Board met by telephone, together with representatives of Wachtell Lipton and UBS, to discuss the offers. Following presentations by Wachtell Lipton and UBS and discussion among the committee members, the Board determined that the bids from Carlyle and Participant 2 were too close to distinguish a clear winner, and directed Wachtell Lipton and UBS to seek revised bids from Carlyle and Participant 2. The Board set Saturday, December 16 at noon as the deadline for revised bids. The Board also instructed management to inform Carlyle that Carlyle should not, prior to the December 16 deadline, seek to discuss post-closing employment opportunities or to negotiate the terms, if any, by which members of the Company’s management would invest in or be employed by the Company following a Carlyle acquisition. Mr. Karol confirmed to the Board that no specific terms had been proposed by or discussed with Carlyle. At this juncture, the Board determined not to seek to open negotiations with BMCA. In reaching this determination, the Board considered that: (1) it had received proposals, including executed financing commitments and detailed forms of merger agreement from two bidders at or above $37.00 per share (compared to $35.00 per share from BMCA); (2) industry trends were deteriorating and the Company’s recent performance and anticipated second fiscal quarter results reflected those developments (information which was known to participants in the process but not to BMCA, since it had not received non-public information from the Company); (3) the two bidders in the process were expressing dissatisfaction that such process had not been brought to a close; and (4) the form of merger agreement provided by each bidder contained provisions which would enable BMCA or another bidder to prevail if it were to offer a superior transaction.

Thereafter, representatives of UBS and Wachtell Lipton contacted each of the bidders. Each bidder was told that it would need to increase its price if it wished to distinguish itself. Each bidder was also told of the deadline for revised bids and was advised of the material issues raised by their respective merger agreement forms.

In the morning of Friday, December 15, the Special Committee met by telephone. At this meeting, Citigroup discussed with the Special Committee certain financial matters pertaining to the Company, including certain revised financial forecasts prepared by the Company’s management.

On December 16, a representative of UBS spoke with a representative of Carlyle and communicated, among other things, currently-obtained information reflecting a weakness in the Company’s anticipated second fiscal quarter results. At the December 16 deadline for submission of final bids, Carlyle had submitted a revised offer of $38.00 per share in cash, together with committed financing and a revised merger agreement accommodating a significant majority of the Company’s previously-expressed concerns. Participant 2 did not submit a revised bid and had withdrawn its $37.25 offer.

Later on December 16, representatives of UBS and Wachtell Lipton contacted Carlyle and its outside counsel to inform them of certain remaining issues with Carlyle’s bid and proposed merger agreement form. In the morning of Sunday, December 17, Carlyle’s outside counsel delivered a revised form of merger agreement and related documents.

In the early evening of Sunday, December 17, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, Wachtell Lipton and UBS, the Special Committee met with representatives of Citigroup and Wachtell Lipton. Representatives of Citigroup discussed the financial terms of the Carlyle transaction with the Special Committee. After further discussion, the Special Committee determined to recommend and approve the proposed transaction, subject to acceptable resolution of the open issues. Shortly thereafter, the full Board reconvened. After a presentation by them, representatives of UBS informed the Board that UBS would be prepared to deliver an opinion, based upon and subject to the factors and assumptions to be set forth in such opinion, as to the fairness, from a financial point of view, of the $38.00 per share price. After further discussion, the Board determined that it unanimously supported the proposed transaction, and directed UBS and Wachtell Lipton to continue to negotiate with Carlyle to seek to resolve the remaining open points and to obtain assurance as to Carlyle’s understanding of the updated financial information communicated by UBS to Carlyle the previous day, which reflected a weakness in the Company’s anticipated second fiscal quarter results.

During the next several hours, representatives of UBS and Wachtell Lipton spoke several times to representatives of Carlyle and resolved the open merger agreement issues. Although Carlyle responded adversely to the weakness in the Company’s anticipated second fiscal quarter results, it ultimately determined to proceed to finalize the transaction at the $38.00 price following discussions with representatives of UBS. While these discussions were occurring, at approximately 8:45 p.m. on Sunday evening, Mr. Karol received a letter from Mr. Tafaro stating that BMCA would be commencing a tender offer to acquire all of the outstanding shares of the Company at a price of $35.00 per share. The letter stated that the offer “is not conditional on financing” but otherwise contained no details about the offer, such as conditions to consummation or BMCA’s financing.

Late on Sunday evening, Carlyle’s outside counsel provided Wachtell Lipton with a final, agreed form of merger agreement. Shortly before 1:00 a.m. on Monday, December 18, the directors reconvened telephonically as a combined meeting of the Special Committee and the full Board, together with representatives of UBS, Wachtell Lipton and Citigroup. Wachtell Lipton and UBS described for the Special Committee the resolution of all open issues relating to the proposed transaction. The Board also discussed the letter received from BMCA, but determined that the letter did not warrant delaying the certain, $38.00 per share Carlyle transaction. Also at the meeting, Citigroup rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated December 18, 2006, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $38.00 per share cash merger consideration to be received by holders of the Company’s common stock in the Carlyle transaction was fair, from a financial point of view, to such holders. A representative of UBS then rendered orally to the Board UBS’s opinion, subsequently confirmed in writing, to the effect that, as of December 18, 2006, and based upon and subject to the factors and assumptions set forth in the opinion, the $38.00 per share cash merger consideration to be received by holders of the Company’s common stock in the Carlyle transaction was fair, from a financial point of view, to the holders of Company common stock. Following further discussion, the Special Committee, by unanimous vote of all of its members, approved the merger agreement and recommended that the full Board approve and adopt the merger agreement. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the merger agreement and resolved to recommend that the shareholders of the Company vote to adopt the merger agreement.

Following the conclusion of the Board meeting, the parties executed the merger agreement. Shortly thereafter, the Company’s outside legal counsel sent an email and left a voicemail for representatives of BMCA stating that the Company would be making an announcement in the morning that would be relevant to BMCA’s plans to commence the $35.00 per share offer referenced in BMCA’s letter received earlier that evening. In the morning, the Company and Carlyle issued a press release announcing the Carlyle transaction.

In the evening of Monday, December 18, BMCA submitted a letter to the Board stating that BMCA “is raising its tender offer price from $35.00 to $40.00 per share cash consideration for all Elk shares.” The letter contained no further details about the offer, such as conditions to consummation or financing.

During the morning of Wednesday, December 20, the Board met telephonically with representatives of UBS and Wachtell Lipton for an update concerning BMCA’s letter. While this meeting was in progress, BMCA commenced the Tender Offer, including filing publicly the Schedule TO which contained information about the Tender Offer. In light of the availability of this additional information, the Board adjourned its meeting to later in the day. Later in the morning or early afternoon of December 20, Mr. Heyman contacted Mr. Karol and, among other things, invited Mr. Karol or the Company to call Mr. Heyman back to discuss BMCA’s offer. When the Board reconvened, Wachtell Lipton and UBS summarized the terms of the Tender Offer and related financing. Following discussion, the Board made the determination necessary under the Carlyle merger agreement to enable the Company to engage in discussions and negotiations with, and to provide non-public information to, BMCA. At the same time, the Board identified a number of concerns with the Tender Offer in its current form, particularly as to certainty of completion.

Later that day, in response to the Tender Offer and Mr. Heyman’s telephone call, Wachtell Lipton and UBS spoke with BMCA’s outside counsel to convey the Company’s specific concerns about the Tender Offer.

At approximately 11:15 p.m. on Sunday, December 24, BMCA’s outside counsel delivered to Wachtell Lipton a form of merger agreement between BMCA and the Company. In the morning of Tuesday, December 26, the Company’s outside legal counsel called BMCA’s legal counsel to convey the Company’s comments and concerns with BMCA’s proposed form of merger agreement.

Over the next several days, the parties negotiated the terms of a confidentiality and standstill agreement that would allow for the exchange of confidential information, including the disclosure schedules to the Carlyle merger agreement. In the evening of Friday, December 29, BMCA and the Company entered into a confidentiality agreement. This confidentiality agreement includes customary standstill provisions, but BMCA is exempt from and not subject to these standstill provisions in connection with the Tender Offer or any other offer or proposal that provides for per share consideration that is not less than $40.00 per share and is otherwise on terms not materially less favorable to the Company’s shareholders than the Tender Offer. Because of its concerns that provisions of the confidentiality agreement to be entered into with BMCA would be inconsistent with certain provisions of the Carlyle merger agreement, the Company requested a waiver from Carlyle of such merger agreement provisions. Prior to executing the confidentiality agreement with BMCA, the Company obtained such a waiver from Carlyle.

Later that Friday night, the Company’s outside counsel provided BMCA’s counsel with a mark-up of BMCA’s proposed form of merger agreement, reflecting the comments conveyed verbally on December 26.

BMCA was given access to due diligence materials and information the next day. BMCA has conducted extensive due diligence over the past nine days, including a management presentation conference call on Tuesday, January 2, 2007, involving Messrs. Heyman and Tafaro and their representatives, on the one hand, and Mr. Karol and representatives of Wachtell Lipton and UBS, on the other hand, and additional face-to-face meetings with the Company’s management on Saturday, January 6, 2007. In addition, BMCA has been given access to all of the data room materials made available to Carlyle and other bidders, and, in response to detailed requests from BMCA, the Company has provided BMCA with information and access to materials not previously made available to Carlyle or other bidders. Plant and facility tours are scheduled for the week of January 8. BMCA’s diligence activities are ongoing as of January 8, 2007.

On Wednesday, January 3, 2007, the Board and the Special Committee held a telephonic update call, together with UBS, Wachtell Lipton and Citigroup. In the afternoon of Friday, January 5, BMCA’s counsel sent to the Company a revised form of merger agreement and debt commitment letter responding to some but not all of the Company’s previously conveyed comments and concerns. On Saturday, January 6, 2007, the Company provided BMCA with written comments concerning BMCA’s financing commitments, and, on Sunday, January 7, Wachtell Lipton and UBS engaged in a discussion with BMCA’s outside legal counsel concerning BMCA’s revised draft merger agreement, the structure of BMCA’s proposed transaction, and the availability of financing for a transaction structured as a two-step tender offer-followed-by-merger.

Later on Sunday, January 7, 2007, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, the Special Committee met with representatives of Citigroup and Wachtell Lipton. After careful consideration, including a thorough review of the Tender Offer with its outside legal and financial advisors, the Special Committee determined to recommend to the Board the conclusions set forth above under Item 4(a) and, separately, the continuation of negotiations with Mr. Heyman and the Offeror. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining), adopted resolutions reaching the conclusions set forth above under Item 4(a) and, separately, authorizing the continuation of negotiations with Mr. Heyman and the Offeror.

(c)  Intent to Tender.

To the Company’s knowledge, none of its directors, executive officers, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Tender Offer any Shares owned of record or beneficially owned.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Company has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist it in connection with communications with its shareholders with respect to the Tender Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay customary compensation for such services and to reimburse MacKenzie Partners for its out-of-pocket expenses in connection with its engagement.

The Company has also agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

The Company has retained Sard Verbinnen & Co. LLC (“Sard Verbinnen”) as its public relations advisor in connection with the Tender Offer. The Company has agreed to pay customary compensation for such services and to reimburse Sard Verbinnen for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

UBS was retained by the Company to act as financial advisor in connection with the Board’s evaluation of possible strategic alternatives, which services have included advice with respect to the Carlyle Merger. In connection with such assignment, UBS is also advising the Board with respect to the Tender Offer. The Company has agreed to pay UBS customary compensation for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon a sale of the Company, including the consummation of the Tender Offer. The Company has also agreed to indemnify UBS and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of customers, the Company’s securities and/or the securities of the Offeror, Parent (as defined below) and their respective affiliates, and, accordingly, may at any time hold a long or short position in such securities.

The Special Committee has retained Citigroup to act as its financial advisor in connection with a possible sale transaction involving the Company, which services have included financial advice with respect to the Carlyle Merger and the Tender Offer and the Proposed Merger. The Company has agreed to pay Citigroup customary compensation for its services, a portion of which became payable upon the rendering of its opinion in connection with the Carlyle Merger. The Company also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and the Offeror for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, BMCA, Carlyle and their respective affiliates.

Except as otherwise noted in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer.

Item 6.	Interests in Securities of the Company

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, other than purchases by the Company of 1,892 Shares through stock option exercises.

Item 7.	Purposes of the Transaction and Plans or Proposals

As described in further detail above under Item 3(b), the Company has entered into a confidentiality agreement with BMCA and Heyman Investment and is engaged in discussions or negotiations with BMCA concerning the Tender Offer and a possible negotiated transaction between BMCA and the Company, and has provided BMCA with access to non-public information with respect to the Company and its subsidiaries. Under the Carlyle Merger Agreement, the Company is permitted to take the foregoing actions only if the Board has determined that the Tender Offer or other acquisition proposals made by the Offeror or its affiliates may reasonably be expected to lead to a “superior proposal,” as defined in the Carlyle Merger Agreement. As discussed above under Item 4, on December 20, 2006, the Board adopted a resolution making the necessary determination. In addition, Carlyle provided a waiver with respect to the required form of confidentiality agreement. The Company is engaged, or may engage, in discussions or negotiations with Carlyle concerning any possible response Carlyle may wish to make to the Tender Offer.

The Board of Directors has determined that disclosure with respect to the possible terms of any transactions or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Other than as described in this Item 7, the Company is not undertaking or engaged in negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information to be Furnished

(a)  Tender Offer Conditions

The following information in this Item 8(a) is derived solely from the Offer to Purchase:

According to the Offer to Purchase, the Offeror may extend or amend the Tender Offer in its sole discretion. In addition, the Offeror is not be required to complete the Tender Offer if, in its sole judgment, any of the following events shall occur or shall be determined by the Offeror to have occurred, which, in the sole judgment of the Offeror, and regardless of the circumstances (including any action or inaction by the Offeror or any affiliate the Offeror) giving rise thereto, makes it inadvisable to proceed with the Tender Offer and/or accept the Shares for payment or pay for the Shares:

(1) there has been or will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Tender Offer, the Company, the Offeror or any of its affiliates, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign that, in the reasonable judgment of the Offeror, would be expected to, directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Tender Offer or the Proposed Merger or seek to obtain material damages or make materially more costly the making of the Tender Offer,

•	prohibit or materially limit the ownership or operation by the Offeror or any of its affiliates of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel the Offeror or any of its affiliates to dispose of or hold separately all or any material portion of the business or assets of the Offeror or any of its affiliates or of the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of the Offeror or any of its affiliates or of the Company to conduct its business or own such assets,

•	impose material limitations on the ability of the Offeror or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Offeror or any of its affiliates, or to finance the purchase price of the Shares,

•	require divestiture by the Offeror or any of its affiliates of any Shares,

•	result in a material adverse effect on the Offeror, any of its affiliates or the Company or the value of the Shares,

•	result in a material diminution in the benefits expected to be derived by the Offeror or any of its affiliates as a result of the Tender Offer or any merger or other business combination involving the Company; or

(2) there has been or will be instituted or pending any action or proceeding by any governmental entity or third party seeking, or that would reasonably be expected to result in, any of the consequences referred to in the clauses of paragraph (1) above; or

(3) the Offeror shall become aware of any change, circumstance, event or effect that has or will have occurred (or any development that has or will have occurred involving prospective changes) that is materially adverse to the business, operations, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or could reasonably be expected to have, in the sole discretion of the Offeror, a material adverse effect on the Company or the value of the Shares or, assuming consummation of the Tender Offer or the Proposed Merger, on the Offeror or any of its affiliates; or

(4) there has or will have occurred, and continues to exist:

•	any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States,

•	any extraordinary or material adverse change in the price of the Shares or the financial markets or major stock exchange indices in the United States, or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company,

•	a change in the general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory),

•	a commencement of a war, armed hostilities, terrorist attack or other national or international crisis involving the United States or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, or

•	in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material escalation or the worsening thereof; or

(5) except as and to the extent publicly disclosed in a report filed by the Company with the Commission prior to the date of the Offer to Purchase, the Company or any of its subsidiaries shall have, directly or indirectly:

•	split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization,

•	acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities,

•	issued, distributed or sold, or authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under the Company employee stock options outstanding prior to the date of the Offer to Purchase, in accordance with the terms of such stock options as publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options to acquire, any of the foregoing,

•	declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of the Company’s capital stock (except for regular quarterly cash dividends on the Shares not in excess of $0.05 per share having customary and usual record dates and payment dates),

•	altered or proposed to alter any material term of any outstanding security,

•	issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred, or authorized or proposed the incurrence of, any debt other than in the ordinary course of business or any debt containing burdensome covenants,

•	authorized, recommended, proposed, entered into or announced its intention to enter into an agreement with respect to, or to cause, any merger (other than the Proposed Merger), consolidation, liquidation, dissolution, business combination, acquisition of assets or securities, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business,

•	authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the sole judgment of the Offeror, could adversely affect either the value of the Company or any of its subsidiaries or the value of the Shares to the Offeror or any of its affiliates,

•	amended or proposed, adopted or authorized any amendment to the Charter or By-Laws of the Company or the articles or by-laws or any other organizational documents of any of its subsidiaries,

•	entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Tender Offer, the Proposed Merger or any other business combination, or

•	except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries; or

(6) the Offeror shall become aware:

•	that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due or become subject to acceleration prior to its stated due date, in any case, with or without notice or the lapse of time or both, as a result of or in connection with the Tender Offer or the consummation by the Offeror, the Company or any other affiliate of the Company of the Proposed Merger or any other business combination involving the Company and the Offeror or any of its affiliates,

•	of any covenant, term or condition in any of the instruments or agreements of the Company or any of its subsidiaries that, in the sole judgment of the Offeror, is or may be (whether considered alone or in the aggregate with other such covenants, terms or conditions) materially adverse to either the value of the Company or any of its subsidiaries or the value of the Shares to the Offeror or any other affiliate of the Offeror or the consummation by the Offeror of the Tender Offer or by the Offeror or any affiliate of the Offeror of the Proposed Merger or any other business combination (including, without limitation, any event of default that may occur as a result of or in connection with the Tender Offer or the Proposed Merger or any other business combination involving the Company, the Offeror or any non-competition, exclusivity, co-promotion or marketing or other arrangement), or

•	that any report, document, instrument, financial statement or schedule filed with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; or

(7) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Offeror shall have otherwise learned that:

•	any person, entity (including the Company or any of its subsidiaries) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries, through acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries, other than acquisitions of Shares for bona fide arbitrage purposes only,

•	any such person, entity or group that, prior to the date of the Offer to Purchase, had filed such a Schedule 13G with respect to the Company with the Commission, shall have acquired or proposed to acquire (other than acquisitions of Shares for bona fide arbitrage purposes only), through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries constituting 2% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of shares of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries constituting 2% or more of any such class or series,

•	any person, other than the Offeror or any of its affiliates, shall have made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company,

•	any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or the Company or any of its subsidiaries shall have (i) granted to any person or group proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Offeror’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(8) any material approval, permit, authorization, favorable review or consent of any governmental entity (including those described or referred to in this Item 8(a)) shall not have been obtained on terms satisfactory to the Offeror, in its sole discretion; or

(9) (i) the Offeror or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with respect to the Proposed Merger or any other business combination with the Company or any of its affiliates or the purchase of any material portion of the securities or assets of the Company or any of its subsidiaries, or (ii) the Offeror or any of its affiliates and the Company shall have agreed that the Offeror shall amend or terminate the Tender Offer or postpone the payment for Shares pursuant thereto.

In addition, according to the Offer to Purchase, the Tender Offer is conditioned upon:

(1) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer such number of Shares that, when added to the Shares already beneficially owned by the Offeror, shall constitute a majority of the Shares outstanding, on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options, warrants, or rights (other than the Rights)), on the date the Tender Offer expires;

(2) the Offeror being satisfied, in its sole discretion, that, after consummation of the Tender Offer, Section 203 of the DGCL, will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the Proposed Merger or any other business combination involving the Company and the Offeror;

(3) the Rights issued under the Company’s Rights Agreement having been redeemed by the Board, or the Offeror being satisfied, in its sole discretion, that the Rights are invalid or otherwise inapplicable to the Tender Offer and the Proposed Merger; and

(4) the Offeror being satisfied, in its sole discretion, that the Tender Offer and the Proposed Merger have been approved for purposes of Article Thirteenth of the Company’s certificate of incorporation, or that the provisions of Article Thirteenth are otherwise inapplicable to the Tender Offer and the Proposed Merger.

(b)  The Carlyle Merger Agreement

On December 18, 2006, the Company entered into an Agreement and Plan of Merger (the “Carlyle Merger Agreement”) with CGEA Investor, Inc., a Delaware corporation (“Merger Sub”), and CGEA Holdings, Inc., a Delaware corporation (“Parent”).

Under the terms of the Carlyle Merger Agreement, Merger Sub will be merged with and into the Company (the “Carlyle Merger”), with the Company surviving the Carlyle Merger as a wholly owned subsidiary of Parent. Merger Sub and Parent are owned directly or indirectly by Carlyle Partners IV, L.P. (the “Sponsor”), an affiliate of The

Carlyle Group (“Carlyle”). At the effective time of the Carlyle Merger, each outstanding Share, other than any Shares owned by Merger Sub, its affiliates, the Company or any shareholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $38.00 in cash, without interest. Consummation of the Carlyle Merger is subject to certain conditions, including adoption of the Carlyle Merger Agreement by the Company’s shareholders, the absence of certain legal impediments to consummation of the Carlyle Merger and the expiration or termination of the required waiting period under the HSR Act. The parties filed the required Notification and Report Forms under the HSR Act on December 20, 2006, and received notice from the Federal Trade Commission of the early termination of the waiting period on January 3, 2007.

The foregoing summary of the Carlyle Merger Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(2), which is incorporated by reference herein.

(c)  Rights Agreement Amendments

On November 5, 2006, the Board approved an amendment to the Rights Agreement (the “First Amendment”). The Rights Agreement previously provided that, with certain exceptions, an “Acquiring Person” would be defined as any person or group of affiliated or associated persons that was the beneficial owner of 15% or more of the outstanding Shares. The First Amendment lowered the beneficial ownership threshold for an Acquiring Person to 10%, thereby providing that an Acquiring Person would be any person or group of affiliated or associated persons that was the beneficial owner of 10% or more of the outstanding Shares. The First Amendment included an exception for persons or groups of affiliated or associated persons who beneficially owned, as of November 5, 2006, 10% or more of the outstanding Shares, unless and until any such person or group acquired additional Shares after November 5, 2006. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(4), which is incorporated herein by reference.

On December 18, 2006, in connection with the Company’s execution of the Carlyle Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement (the “Second Amendment”). The Second Amendment provides that, among other things, neither the execution of the Carlyle Merger Agreement nor the consummation of the Carlyle Merger or the other transactions contemplated by the Carlyle Merger Agreement will trigger the separation or exercise of the Rights or any adverse event under the Rights Agreement. In particular, neither Merger Sub, Parent, nor any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the approval, execution, delivery, adoption or performance of the Carlyle Merger Agreement or the consummation of the Carlyle Merger or any other transactions contemplated by the Carlyle Merger Agreement. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(5), which is incorporated herein by reference.

(d)  Litigation

On December 19, 2006, Call4U, Ltd. filed a complaint (the “Call4U Complaint”) captioned Call4U, Ltd. v. Elkcorp., et al., C.A. No. 2623-N, in the Court of Chancery of the State of Delaware, New Castle County. The Call4U Complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of the Company’s common stock and their successors in interest, except defendants and their affiliates, and names as defendants the Company, its directors, and Carlyle. The Call4U Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Carlyle Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the Carlyle Merger and an accounting for damages and profits. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(4), which is incorporated herein by reference.

On December 27, 2006, William E. Wetzel filed a complaint (the “Wetzel Complaint”) captioned William E. Wetzel v. Thomas D. Karol, et al., Cause No. CC-06-18562-B, in the County Court of Dallas County at Law No. 2, Dallas County, Texas. The Wetzel Complaint alleges that it is a shareholder derivative action on behalf of the Company as nominal defendant, and names as defendants the Company’s directors and Carlyle. The Wetzel

Complaint alleges that the director defendants breached their fiduciary duties and aided and abetted breaches of fiduciary duties in connection with the Company’s entry into the Carlyle Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, an injunction prohibiting consummation of the Carlyle Merger, declaratory relief, and imposition of a constructive trust upon any benefits improperly received by defendants. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(5), which is incorporated herein by reference.

The Company believes that each of these lawsuits is without merit and intends to vigorously defend these actions.

Item 9.	Exhibits

Exhibit
Number	Description

(a)(1)	Letter, dated January 8, 2007, to ElkCorp shareholders*
(a)(2)	Press release issued by ElkCorp on January 8, 2007*
(a)(3)	Press release issued by ElkCorp on December 20, 2006 (incorporated by reference to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 20, 2006)
(a)(4)	Complaint by Call4U against ElkCorp, its directors and Carlyle, filed December 19, 2006*
(a)(5)	Complaint by William E. Wetzel against ElkCorp, its directors and Carlyle, filed December 27, 2006*
(e)(1)	Excerpts from the Company’s Proxy Statement on Schedule 14A, dated September 22, 2006, relating to the Company’s 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on September 18, 2006*
(e)(2)	Agreement and Plan of Merger, dated as of December 18, 2006, by and among CGEA Holdings, Inc., CGEA Investor, Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2006)
(e)(3)	Rights Agreement, dated as of July 7, 1998, between ElkCorp (formerly Elcor Corporation) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 26, 1998)
(e)(4)	Amendment to the Rights Agreement, dated as of November 5, 2006, by and between ElkCorp and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated November 6, 2006)
(e)(5)	Second Amendment to Rights Agreement, dated as of December 18, 2006, by and between ElkCorp and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 18, 2006)
(e)(6)	Confidentiality Agreement, dated December 29, 2007, among the ElkCorp, BMCA and Heyman Investment Associates Limited Partnership*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By:
/s/  Thomas D. Karol
Name: Thomas D. Karol

Title:	Chairman of the Board and
Chief Executive Officer

Dated: January 8, 2007